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19010285

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MAR 1 1 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunt Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 International Drive, Suite 100
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zimmel (914) 701-1082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marc DeFife, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunt Financial Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-President

Title

Notary Public

LINDA K. WINKELMAN
Notary Public, State of New York
No. 01WI6332235
Qualified in Nassau County
Commission Expires Oct. 26, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNT FINANCIAL SECURITIES, LLC

Consolidated Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

HUNT FINANCIAL SECURITIES, LLC

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Hunt Financial Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hunt Financial Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively, the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

KPMG LLP

March 7, 2019

HUNT FINANCIAL SECURITIES, LLC

Consolidated Statement of Financial Condition

As of December 31, 2018

(In thousands)

Assets		
Cash and cash equivalents	$	147,128
Cash and cash equivalents held by consolidated funds		9,788
Restricted cash		77,209
Trading instruments, at fair value		116,631
Investments:		
Mortgage loans held for sale, at fair value		353,638
Mortgage loans held for investment, net of allowance of $375		231,734
Mortgage servicing rights, net		191,519
Debt securities		27,269
Investments in unconsolidated affiliates		16,919
Investments in tax liens, at fair value		270,928
Investments held by consolidated funds		25,016
Loans to affiliates		32,057
Due from affiliates		7,555
Fees and other receivables		41,338
Goodwill and other intangible assets, net		58,698
Prepaid expenses and other assets		33,879
Securitization VIE assets, at fair value		213,818
Total assets	$	1,855,124
Liabilities and Equity		
Liabilities:		
Debt	$	570,983
Collateralized loan obligations		321,614
Trading instruments sold, not yet purchased, at fair value		61,694
Accounts payable and other liabilities		65,066
Allowance for risk-sharing and recourse obligations		5,384
Due to affiliates		14,850
Securitization VIE liabilities, at fair value		207,983
Total liabilities	$	1,247,574
Commitments and contingencies (Note 20)		
Equity:		
Hunt Financial Securities, LLC member's equity:		
Member's equity	$	557,201
Accumulated other comprehensive income		2,530
Total Hunt Financial Securities, LLC member's equity		559,731
Non-controlling interests		47,819
Total equity		607,550
Total liabilities and equity	$	1,855,124

See accompanying notes to consolidated statement of financial condition.

(1) General

Hunt Financial Securities, LLC, ("HFS" or "the Company"), is a limited liability company formed under the laws of the State of Delaware. HFS is a wholly-owned subsidiary of Hunt FS Holdings II, LLC ("Parent") which is an indirect subsidiary of Hunt Companies, Inc. ("HCI" or "Hunt").

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides business advisory services and acts as a placement agent with respect to structured financings and/or other financings. The Company operates as an introducing broker and has an agreement with clearing brokers to clear the transactions on a fully disclosed basis on behalf of the customer. The Company engages in trading of mortgage-backed securities, asset-backed securities and other fixed income instruments, equities, preferred stocks, listed options, and exchange traded funds, to institutional investor clients and on its own behalf and entering interest rate swaps for its hedging purposes.

The Company, through its subsidiaries, is a nationwide specialty finance company focused on commercial real estate finance and investment management. Hunt Real Estate Capital, LLC ("HREC") provides financing for a wide variety of property types, including multifamily, affordable housing, manufactured housing, healthcare/senior living, student living, office, retail, industrial, and self-storage facilities throughout the United States. Through its subsidiaries, HREC is a Fannie Mae, Freddie Mac, Ginnie Mae, and HUD/FHA licensed lender and lends for its own account. Hunt Capital Partners LLC ("HCP"), focuses on the management and ownership of affordable housing and investments utilizing Low-Income Housing Tax Credits ("LIHTC"). HCP is an asset manager, funds manager and syndicator for the affordable housing industry, focusing on the syndication and placement of Low Income Housing Tax Credit equity. Hunt Investment Management, LLC ("HIM") is a registered investment advisor which provides investment and asset management services to institutional investors in both private equity funds and managed separate accounts, across various property sectors in the United States and Europe with an emphasis on the multifamily sector and also serves as the manager for public and private companies with investments in renewable energy finance and various real estate asset classes. Cazenovia Creek Investment Management, LLC ("CCIM") controls several entities engaged in the business of acquiring real estate tax lien certificates. Bankers Guarantee Title and Trust Company ("BGTT") is a Fannie Mae, Ginnie Mae, and HUD/FHA licensed lender for residential loans that provides financing for residential properties in Ohio and Michigan and is also a licensed title insurance company. The Company, through its subsidiaries, also invests in various commercial real estate loans, securities, and other investments for its own account.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Statement of Financial Condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) *Principles of Consolidation*

The accompanying Consolidated Statement of Financial Condition of the Company includes the accounts of investees that are consolidated pursuant to the guidance of Accounting Standards Codification ("ASC") 810, *Consolidation*. Third party equity interests in the assets and related net income or losses of consolidated investees are reported as non-controlling interests in the accompanying Consolidated Statement of Financial Condition. Interests not consolidated pursuant to such guidance are accounted for using the equity method or cost method as deemed appropriate. Significant intercompany accounts have been eliminated and transactions and profits not yet realized from third parties have been deferred.

The Company consolidates Variable Interest Entities ("VIEs") in which it is determined to be the primary beneficiary. A VIE is an entity (a) that has total equity at risk that is not sufficient to finance its activities without additional subordinated financial support from other entities, (b) where the group of equity holders does not have the power to direct the activities of the entity that most significantly impact the entity's economic performance, or the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns, or both, or (c) where the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

We determine if a legal entity is a VIE by performing a qualitative analysis that requires certain subjective decisions including, but not limited to, the design of the entity, the variability that the entity was designed to create and pass along to its interest holders, the rights of the parties and the purpose of the arrangement.

The Company performs ongoing reassessments of whether any entities previously evaluated have become VIEs based on certain events, and therefore subject to the VIE consolidation framework and whether changes in the facts and circumstances regarding the Company's involvement with a VIE causes the Company's consolidation conclusion regarding the VIE to change.

(c) *Use of Estimates*

The preparation of the Consolidated Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Statement of Financial Condition and related disclosure in the accompanying notes. Significant estimates that require subjective judgments inherent in the preparation of the accompanying Consolidated Statement of Financial Condition include:

- the determination of fair value for trading instruments, mortgage loans, mortgage servicing rights ("MSRs"), debt securities, equity method investments, investments in tax liens, investments held by the consolidated funds, derivative instruments, securitization VIE assets and liabilities, fees and other receivables, goodwill and other intangible assets, and any impairment thereon;
- accounting for income taxes, including the potential outcome of uncertain tax positions; and
- accrual for loss contingencies, including the allowance for risk-sharing and recourse obligations and the allowance for loan losses.

Estimates are based on experience and current market conditions affecting the Company's business. Management actively monitors the market conditions on an ongoing basis and adjusts its estimates used, as necessary. Actual results may differ from these estimates.

(d) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, trading instruments, mortgage loans, debt securities, investments in tax liens, equity method investments, fees and other receivables, and derivative instruments.

The Company places cash with high-credit-quality financial institutions and management believes no significant credit risk exists. The counterparties to the loans held for sale and funding commitments are owners of residential and multifamily properties located throughout the United States. Mortgage loans held for sale in most cases have been sold under forward sales agreements. The Company manages and mitigates the risks in the mortgage loan and tax lien portfolios through monitoring and analysis of acquisitions, originations, and performance. The counterparty to the forward sale agreement is generally an investment bank and management does not believe there is significant credit risk associated with these loans or forward sales agreements. Mortgage loans held for sale are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally mitigated by a non-refundable good faith deposit. Mortgage loans held for investment consist of loans on income producing properties that do not currently qualify for agency financing and generally have terms up to 12 years. To monitor and manage the exposure to mortgage loans held for investment the Company uses mechanisms including underwriting, credit risk management, and asset management. Geographic concentrations of mortgage loans held for investment by state as of December 31, 2018 include: Florida and Ohio each at 10%, California, Wisconsin, Illinois each at 11%, Colorado at 12%, and Texas at 13%. The investments in tax liens represent uncollected property taxes that are super priority liens and are secured by a first priority lien on the related real property located throughout the United States. Future operations could be affected by changes in the economic or other conditions in those geographical areas or by changes in federal low income housing subsidies or the demand for such housing. No single counterparty accounted for more than 10% of total income or receivables.

(e) Fair Value Measurements and the Fair Value Option for Financial Assets and Financial Liabilities

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is a price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. A transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

In addition to the financial instruments that are required to be reported at fair value, the Company has elected the fair value option for its mortgage loans held for sale such as originated mortgage loans sold under forward sales agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending program which were intended for sale to either collateralized mortgage-backed securities conduits or other investment vehicles, and eligible financial assets and liabilities of the

consolidated Small Balance Loan ("SBL") Securitizations. A decision to elect the fair value option for an eligible financial instrument, which may be made on an instrument by instrument basis, is irrevocable.

The fair value of our Securitization VIE Assets is determined by reference to our Securitization VIE Liabilities. The Company determined that our Securitization VIE Liabilities are more reliably measurable than the Securitization VIE Assets, resulting in our current measurement methodology utilizes the Securitization VIE Liability value to determine the fair value of our Securitization VIE Assets as a whole.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2018. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(g) Restricted Cash

Restricted cash primarily represents cash held in money market accounts to satisfy Fannie Mae and Freddie Mac collateral requirements, of which the Company was in compliance with at December 31, 2018. At December 31, 2018, restricted cash also includes cash held in money market accounts as collateral for derivative transactions and as reserve amounts in connection with securitizations of tax lien certificates.

(h) Mortgage Loans Held for Sale, at Fair Value

"Mortgage loans held for sale, at fair value" includes originated mortgage loans sold under forward sale agreements with permanent investors pending settlement and certain loans originated for the Company's Proprietary Lending program which are intended for sale to either collateralized mortgage-backed securities conduits or other investment vehicles (see Note 5). For loans sold pending settlement, the Company does not retain any interest in these loans, except for MSRs and certain contingent liabilities pursuant to loss sharing agreements with Fannie Mae and Freddie Mac. These mortgage loans held for sale are carried at fair value.

(i) Mortgage Loans Held for Investment

"Mortgage loans held for investment" represent loans originated for the Company's Proprietary Lending program and includes loans sold into securitization trusts that the Company consolidates (see Note 5). Mortgage loans held for investment are intended to be held to maturity and, accordingly, are carried at their unpaid principal balances, adjusted for net unamortized loan fees and costs and impairment, if any. The Company uses the interest method to determine an effective yield to amortize the loan fees and costs on mortgage loans held for investment.

Loans held for investment are placed on non-accrual status when full and timely collection of interest or principal is not probable. Loans held for investment are considered past due when contractually required principal or interest payments have not been made on the due dates.

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio at the statement of financial condition date. The Company has established a process to determine the appropriateness of the allowance for loan losses that assesses the losses inherent in the portfolio.

The Company evaluates all loans held for investment for impairment. A loan is considered impaired when the Company believes that the facts and circumstances of the loan deem it probable that the Company will

not be able to collect all contractually due principal and interest. The Company assigns a credit risk rating based on a variety of factors, including, without limitation, debt-service coverage ratios ("DSCR"), loan-to-value ratio ("LTV"), property type, geographic and local market dynamics, physical condition, leasing and tenant profile, adherence to business plan and exit plan, maturity default risk and project sponsorship. Credit risk ratings are based on a five point scale from least to greatest risk, respectively, which ratings are described as follows:

Rating	Risk	Explanation
1	Very Low Risk	Exceeds expectations, outperforming underwriting
2	Low Risk	Meeting expectations
3	Moderate Risk	A loss unlikely due to value and other indicators
4	High Risk	Potential risk of default, a loss may occur in the event of default
5	Default Risk	Imminent risk of default, a loss is likely in the event of default

The Company evaluates the historical and operating performance of each loan on a quarterly basis. If a loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan. Impairment is measured by comparing the estimated fair value of the underlying collateral, less costs to sell, to the book value of the respective loan. These valuations require significant judgment, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plan, actions of other lenders, and other factors deemed necessary by management.

(j) Mortgage Servicing Rights, Net

The Company recognizes the right to service mortgage loans as assets when the underlying mortgage loans are sold, or when the MSRs are acquired through a separate purchase. The Company records its originated MSRs at fair value and its purchased MSRs at their acquisition cost. Subsequently, the Company amortizes all MSRs in proportion to, and over the period that approximates when net servicing income is recognized. The MSRs are carried at amortized cost less impairment, if any.

(k) Trading Instruments, at Fair Value and Trading Instruments Sold, not yet Purchased, at Fair Value

"Trading instruments, at fair value" and "Trading instruments sold, not yet purchased, at fair value" are recorded at fair value.

(l) Debt Securities

The Company's "Debt securities" consist of investments available for sale and investment held to maturity.

- Investments available for sale, at fair value are carried at their estimated fair value
- Investments held to maturity primarily represent beneficial interests in securitized financial assets acquired relating to Freddie Mac Small Balance Loan Securitizations (see Note 5) which the Company intends to hold until maturity. Beneficial interests are recorded at their cost on the date of acquisition.

(m) Investments in Tax Liens, at Fair Value

"Investments in tax liens, at fair value" consist primarily of tax lien certificates, which represent uncollected property taxes offered for sale to the public by the taxing county or municipality, and tax loan receivables, which represent loans to property owners for uncollected taxes (together, "tax liens"). Tax loan receivables are evidenced by a security instrument with loan and repayment terms and an authorization directing the tax collector to transfer the pre-existing tax lien.

Tax liens have super priority status and are secured by a first priority lien on the related real property. Purchases of tax lien certificates are recorded on the date the Company receives the right to the tax deed. Originations of tax loan receivables are recorded on the loan closing date. The Company currently acquires super priority tax lien certificates in 13 states plus the District of Columbia.

The fair value of tax liens, except for certain Florida and Texas liens, approximates their acquisition cost. In the case of Florida and Texas, tax liens are valued based on recent observable transactions in the secondary market.

The Company occasionally forecloses on the real estate associated with a tax lien certificate in an effort to protect its investment. Investments in foreclosed real estate are recorded at fair value at the time of foreclosure and carried at the fair value of the collateral less cost to sell.

(n) Investments in Unconsolidated Affiliates

Investments that provide us with the ability to exercise significant influence over operating and financial policies of the investee are accounted for under the equity method of accounting and presented in "Investments in unconsolidated affiliates". Distributions received from the investee reduce the Company's equity method investment balance. We may record equity method adjustments with up to a one-quarter lag. All significant intercompany transactions, including the intercompany portion of transactions with equity method investees, is eliminated from our financial results.

These equity method investments are evaluated for impairment if events or changes in circumstances arise and indicate that the carrying amount of such assets may not be recoverable.

(o) Investments held by Consolidated Funds

The investment funds are accounted for as investment companies under GAAP and follow the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB"), ASC Topic 946, *Financial Services - Investment Companies*. As private investment companies, investments are carried at fair value. The Company has retained the specialized accounting for these funds in consolidation.

During 2018, the Company consolidates a master debt fund. For the consolidated fund, the Company carries the fund's investments at fair value on the accompanying Consolidated Statement of Financial Condition. In addition, the Company consolidates a tax credit fund. Additional information is presented in Notes 9 and 14.

(p) Fees and Other Receivables

"Fees and other receivables" include accrued asset management fees and receivables related to construction bridge, pre-development and other financings to developers of property partnerships associated with its sponsored LIHTC funds. These financings typically have a maturity date between 12 to 24 months. Principal is paid as set forth by the underlying note. Receivables are evaluated periodically for collectability and reserves are established if collectability is unlikely. Allowances for these receivables are generally determined using management's judgment based on the present value of estimated cash flows. As of December 31, 2018, the Company has recorded $0.3 million in such an allowance.

(q) Intangible Assets, Net

Intangible assets, net represents licenses, a tax lien origination platform, contractual rights, and certain trade names. The licenses, origination platform, and trade names are amortized under the straight-line method. The contractual rights are amortized over the remaining lives of the fee contracts acquired in a manner that

relates to the expected cash flows from the contracts. Intangible assets are carried at amortized cost, adjusted for impairment, if any.

(r) Goodwill

The Company reviews goodwill for impairment on an annual basis. Goodwill is carried at amortized cost, adjusted for impairment, if any.

(s) Allowance for Risk-Sharing and Recourse Obligations

The Company recognizes an "Allowance for risk-sharing and recourse obligations" for loans sold to Fannie Mae under the Delegated Underwriting and Servicing ("DUS") program and Freddie Mac under the Delegated Underwriting Initiative ("DUI") program to share the risk of loan losses, as well as, for residential loans sold to Fannie Mae where Fannie Mae maintains recourse and certain loans originated under Freddie Mac's SBL program (see Note 17).

Under the Fannie Mae DUS Program, the Company originates loans that are thereafter purchased or credit enhanced by Fannie Mae and sold to third party investors. Pursuant to a master loss sharing agreement with Fannie Mae, the Company retains a first loss position with respect to the loans that are originated and sold under this program. For these loss sharing loans, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Fannie Mae loss sharing formulas following Fannie Mae risk Levels I, II or III, with Level III loans representing the highest risk loans and for which the Company assumes the greatest share of loss. For a majority of these loans, upon a default, the Company is responsible for the first 5% of the unpaid principal balance and a proportion of any additional losses to a maximum of 20% of the original principal balance. For certain of these loss sharing loans, a modified risk sharing arrangement is applied in which the Company's risk share is reduced to 0% to 75% of the Company's overall share of the loss. For Level II and III loans, the Company may carry a higher loss percentage. Pursuant to this agreement, the Company is responsible for funding 100% of mortgagor delinquency (principal and interest) for a period of four months and servicing advances (taxes, insurance and foreclosure costs) until the amounts advanced exceed 5% of the unpaid principal balance at the date of default. Thereafter, no further fundings are required until final settlement under the master loss sharing agreement.

Under the Freddie Mac DUI program ("DUI Loss Sharing Agreement"), the Company is obligated to reimburse Freddie Mac for a proportion of any loss that may result from borrower defaults in DUI transactions. For such loans, upon a default, the Company's share of the standard loss will be the first 5% of the UPB at the date of default, and 25% of the next 20% of the remaining UPB to a maximum of 10% of the UPB.

Pursuant to the terms of the Freddie Mac SBL Program (see Note 5), the Company is required to repurchase loans for up to a twelve-month period ("SBL Repurchase Period") if there is a monetary or non-monetary default on the loan ("SBL Repurchase Obligation"). This repurchase obligation terminates upon the securitization of the loan. Subsequent to the SBL Repurchase Period, the Company has a loss sharing obligation on SBL loans prior to their placement by Freddie Mac in their securitization. Under the terms of the loss sharing agreement with Freddie Mac, the Company is obligated to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss-sharing formulas up to a maximum loss equal to 10% of the aggregate unpaid principal balance UPB of the loans.

The Company maintains the "Allowance for risk-sharing and recourse obligations" at a level that in management's judgment is adequate to provide for estimated obligations. The Company's assessment of the allowance is based on a number of factors including, but not limited to, general economic conditions, changes in the borrower's ability to meet debt service requirements, changes in the value of the collateral

or the risk of refinancing the loan at maturity. For performing loans, the Company maintains a general reserve, which is based on the stratification of the loan servicing portfolio by debt service coverage ratio ("DSCR") and loan to value ratio ("LTV") calculated from the most current net operating income ("NOI") of the underlying properties. The probability of default and loss given default is higher for loans with lower DSCRs and higher LTVs and therefore a higher reserve is maintained for such loans. For defaulted loans in which a loss is expected, the Company maintains a loan specific reserve based on the estimated value of the underlying collateral and an estimate of its share of the loss.

(t) Derivative Assets and Liabilities

The Company enters into commitments to originate multifamily mortgage loans held for sale with customers at specified interest rates and within a specified period of time. These interest rate lock commitments ("IRLCs") meet the definition of a derivative and are recorded at fair value on the accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities." The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan. The Company manages the market risk associated with its outstanding IRLCs and loans held for sale by forward loan sales commitments with permanent investors. These forward sale commitments also meet the definition of a derivative and are recorded at fair value in the Company's accompanying Consolidated Statement of Financial Condition in "Prepaid expenses and other assets" or "Accounts payable and other liabilities." The estimated fair value of forward sale commitments includes the effects of interest rate movements between the commitment date and statement of financial condition date. Management expects the changes in fair value of its forward loan sale commitments to offset the changes in fair value of the IRLCs and loans held for sale.

The Company enters into credit and interest rate derivatives in the form of total return swaps ("TRS"), interest rate swaps ("IRS"), and interest rate caps ("IRC"), which are included in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" in the Company's accompanying Consolidated Statement of Financial Condition. The IRS economically hedge interest rate exposure of loans originated for the Company's Proprietary Lending program ("Proprietary Loans") loans held for sale ("Proprietary HFS Loans"). The Company's TRS, IRS and IRC are not designated as hedges.

The Company through its broker dealer enters into credit and interest rate derivatives in the form of single family "to be announced" mortgage securities ("TBA"), when-issued securities, forward-settling transactions, and IRS for its proprietary trading activities. These derivatives are included in "Trading instruments, at fair value" or "Trading instruments sold, not yet purchased, at fair value" in the Company's accompanying Consolidated Statement of Financial Condition. These derivatives are not designated as hedges.

The Company nets the fair value of derivative contracts where a master netting agreement exists with a single counterparty that provides for net settlement of all such contracts through a single payment in the event of a default or on termination of any one contract. Rights to reclaim collateral deposited with derivative counterparties are recorded in the Company's accompanying Consolidated Statement of Financial Condition in "Fees and other receivables". In addition, the Company has collateral of $5.2 million in "Restricted cash".

The Company's offsetting derivative liability at December 31, 2018 is as follows (in thousands):

Description	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition
Trading instruments sold, not yet purchased, at fair value	$ 1,126	(601)	525

(u) Contract Balances

Contract assets represent assets for revenue that has been recognized in advance of billing the customer and for which the right to bill is contingent upon something other than the passage of time. Billing requirements vary by contract but are general structured around fixed monthly fees or the achievement or completion of certain contingent events. When the Company receives consideration from a customer prior to transferring services to the customer under the terms of the services contract, it records deferred revenue, which represents a contract liability. Such deferred revenue typically results from upfront payments pertaining to future services not yet rendered. The Company recognizes the contract liability as revenue once it has transferred control of service to the customer and all revenue recognition criteria are met. Contract assets and contract liabilities are determined for each contract on a net basis.

Contract assets totaling $3.6 million and $2.6 million as of December 31, 2018 and 2017, respectively, and receivables from contracts with customers within the scope of ASC 606 were $6.2 million as of December 31, 2018 and $1.7 million as of January 1, 2018 are presented in "Fees and other receivables" in the accompanying Consolidated Statement of Financial Condition.

(v) Resale and Repurchase Agreements

Transactions involving sales of securities and mortgage loans under agreements to repurchase ("Repurchase agreements" or "Repos") are accounted for as secured financing arrangements or agreements (see Note 15).

(w) Income Taxes

The Company is a single member Limited Liability Company ("SMLLCs") and as such, is treated as disregarded for U.S. Federal income tax purposes. The Company files separate tax returns for certain state and local jurisdictions in which it does business. All the assets, liabilities, and items of income, deductions, gains and losses prior to June 5, 2018 were treated as that of HCI prior to an investor's purchase of a minority member interest in Hunt Capital Holdings, LLC, ("HCH") an indirect subsidiary of HCI. After such purchase, all the assets, liabilities and items of income, deductions, gains and losses are treated as that of HCH. HCI has elected to be treated as an "S" Corporation while HCH is treated as a partnership for federal income tax purposes. As such, all of its items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted ASC Subtopic 740-10 which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statements uncertain tax positions.

(x) Non-controlling Interests

The Company includes the accumulated amount of non-controlling interests in the Consolidated Statement of Financial Condition as part of equity.

(y) Recently Issued Accounting Standards

- On January 1, 2018, we adopted the requirements of Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, applying the modified retrospective transition

method. Under the modified retrospective method, which required adjustments to be reflected as of January 1, 2018. In connection with the adoption of this guidance, we reevaluated all of our revenue contracts and determined that the new guidance does not change the timing of when we recognize revenue. Certain immaterial balance sheet reclassifications were made upon adoption.

- In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Leases (Topic 840)*. This ASU requires lessees to recognize right-of-use assets and lease liabilities for all leases, including operating leases, with a term greater than twelve months. Lessees will no longer be provided with a source of off-balance sheet financing. The Company adopted the new lease accounting guidance prospectively as of January 1, 2019, which will result in a gross up of the Consolidated Statement of Financial Condition due to recognition of right-of-use assets and lease liabilities primarily related to leases of office space. These amounts will be based on the present value of our remaining operating lease payments. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

- In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The standard will replace the incurred loss impairment methodology pursuant to GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments are effective for annual reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of adopting this ASU on its Consolidated Statement of Financial Condition.

- In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which modified the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this standard to materially impact its Consolidated Statement of Financial Condition.

(3) Discontinued Operations

During November 2018, the Company committed to a plan to discontinue its broker-dealer proprietary trading operations associated with the trading of mortgage-backed securities, asset-backed securities and other fixed income instruments, equities, preferred stocks, listed options, derivatives and swaps, and exchange traded funds on its own behalf. The restructuring plan, to be completed by November 2019, includes termination of the employees' employment, disposition of all trading positions in securities and derivatives, termination of securities repurchase and clearing agreements, and termination of the office lease and disposition of furniture and equipment.

The Company evaluated the criteria for reporting the results of operations for its proprietary trading business under ASC 205-20, *Presentation of Financial Statements - Discontinued Operations* and determined that the termination qualifies for treatment as discontinued operations. The remaining assets continue to be actively marketed.

The following table summarizes assets and liabilities related to discontinued operations included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2018 (in thousands):

Assets		
Cash and cash equivalents	$	32,107
Restricted cash		5,234
Trading instruments, at fair value		116,631
Due from affiliates		87
Fees and other receivables		1,458
Prepaid expenses and other assets		626
Assets of discontinued operations	$	156,143
Liabilities		
Debt	$	46,550
Trading instruments sold, not yet purchased, at fair value		61,694
Accounts payable and other liabilities		1,976
Due to affiliates		56
Liabilities of discontinued operations	$	110,276

(4) Variable Interest Entities

The Consolidated Statement of Financial Condition includes the accounts of the Company and of entities that are considered to be variable interest entities in which the Company is the primary beneficiary, as well as those entities in which the Company has a controlling financial interest, including wholly owned subsidiaries.

The Company has interests in SBL Securitization trusts (see Note 12). Because the Company serves as the Directing Certificateholder, as appointed by the controlling class majority holder, of the SBL Securitization trusts in which it invests and the right to remove the Company as the Directing Certificateholder is not exercisable without cause, the trusts are deemed to be VIEs and consolidation is required pursuant to GAAP.

The Company, through its subsidiary, acquires limited partnership interests in LIHTC properties that are held until syndication. Upon syndication, the Company holds general partner ownership interests in the Tax Credit Fund Partnerships. The Tax Credit Fund Partnerships have limited partner equity investments in low-income housing property-level partnerships. The Company sponsors two general types of Tax Credit Fund Partnerships: non-guaranteed single investor funds or non-guaranteed multi-investor funds.

In single investor funds, the Company as managing member or general partner is the one party with power over the significant economic activities but does not have the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Accordingly, the Company is not deemed to be the primary beneficiary and these funds are not consolidated. However, the Company does consolidate one Tax Credit Fund Partnership in which it has the obligation to repurchase the partnership's interests in certain Lower Tier Property Partnerships upon the occurrence of certain default events.

In multi-investor funds, the Company as the managing member of the Tax Credit Fund Partnerships acts as an agent in its decision-making role and not as a principal and it is not considered the primary beneficiary and does not consolidate as the Company lacks exposure to the economic performance of the VIE that could be potentially significant.

The Company also does not consolidate the limited partnership interests in LIHTC properties or the Lower Tier Property Partnerships as the general partners are considered the primary beneficiaries. Neither the Company nor the Tax Credit Fund Partnerships control these Lower Tier Property Partnerships. These investments pending syndication are typically held for a short period of time until the partnership is syndicated.

The Company, through its subsidiaries, is able to remove the existing general partner of Lower Tier Property Partnerships for cause related to non-performance and assume control of Lower Tier Property Partnerships in which the Tax Credit Fund Partnerships hold limited partner interests. As of December 31, 2018, the Company has assumed control and consolidates two Lower Tier Property Partnership where the limited partner interests are held by a Tax Credit Fund Partnership in which the Company has a general partner ownership interest. The Company assumed this general partnership interest to preserve direct or indirect investments in equity investments.

During 2016, the Company, through its subsidiary, formed a master feeder fund organized to generate returns by investing in various real estate investment opportunities generating income and capital appreciation. The Hunt Debt Opportunity Master Fund, L.P. ("Master Fund") has three limited partners: Hunt Debt Opportunity Fund (Institutional), L.P. and Hunt Debt Opportunity Fund (HNW), L.P., each a Delaware limited partnership, and, Hunt Debt Opportunity Fund Ltd., a limited liability corporation formed in the Cayman Islands (collectively, the "Feeder Funds"). The Feeder Funds invest substantially all of their assets in the Master Fund. The Master Fund is managed by the Hunt Opportunity Fund I GP, LLC (the "General Partner") and Hunt Investment Management, LLC (the "Investment Manager").

The Company consolidates the Master Fund as it has determined it is the primary beneficiary of the Master Fund as a result of it having the majority of the voting interest of the fund and the power to make the decisions that most significantly affect the economic performance and holding a variable interest that obligates the Company to absorb losses that could potentially be significant (see Note 9).

During 2017, the Company, through its subsidiary, formed a real estate fund to make strategic investments in a diversified portfolio of real estate related assets that provide the opportunity to yield an attractive risk adjusted rate of return. The Hunt/KCVG Real Estate Fund, LP ("RE Fund") is managed by Hunt Investment Management, LLC ("HIM") which has engaged K.C. Venture Group, LLC to assist as a special consultant to HIM. The Company does not consolidate the RE Fund as it has determined it is not the primary beneficiary as it lacks the power to make the decisions that most significantly affect the economic performance of the VIE.

For those VIEs where the Company does not consolidate, our risk of loss for these VIEs is limited to our investments in, advances to, and/or receivables due from VIEs. The aggregate assets, liabilities, and our exposure to loss from those VIEs that meet certain thresholds of significance at December 31, 2018 are as follows (in thousands):

	Aggregate assets	Aggregate liabilities	Our risk of loss
LIHTC funds	$ 1,200,043	5,394	—
Property partnerships	16,126	10,995	1,072
Real estate investment funds	224,278	11,548	5,327
Total	$ 1,440,447	27,937	6,399

(5) Mortgage Banking Activities

The Company's mortgage banking activities include originating loans for third parties or for its own account, and subsequently servicing most of those loans. Loans originated by the Company are funded with warehouse and repurchase facilities (see Note 15). Certain activities associated with the servicing and subservicing of the loans in the Company's servicing portfolio under various mortgage banking programs outlined below are contracted out to an unaffiliated third party ("Subservicer").

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio as of December 31, 2018. The "Allowance for risk-sharing and recourse obligations" recorded as of December 31, 2018 is the Company's estimated portion of losses based on its collective assessment of the DUS loans in the loss sharing program with Fannie Mae, the estimated losses on residential loans where the Company maintained recourse, DUI loans in the loss sharing program with Freddie Mac, and SBL loans with Freddie Mac (see Note 2 and 17).

(a) Fannie Mae Program

The Company is approved by Fannie Mae as a multifamily DUS lender and residential lender. The Company originates, underwrites, and services mortgage loans on multifamily and residential properties and sells the mortgage loans directly to Fannie Mae. For DUS loans, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on the Fannie Mae loss sharing formulas (see Note 17).

At December 31, 2018, the Company had $8.2 billion of loans in its Fannie Mae servicing portfolio, of which $8.0 billion relates to multifamily loans. In addition, the Company had received commitments from Fannie Mae to purchase mortgages that have already been funded by the Company. These loans totaled $179.9 million as of December 31, 2018 and are included in "Mortgage loans held for sale, at fair value" on the Company's accompanying Consolidated Statement of Financial Condition.

(b) Freddie Mac Program

The Company is an approved Freddie Mac seller/servicer of mortgage loans. Under the Freddie Mac program, the Company originates, underwrites, and services mortgage loans on multifamily properties and sells the project loans directly to Freddie Mac.

For loans originated under the Freddie Mac DUI program, the Company assumes responsibility for a portion of any loss that may result from borrower defaults, based on Freddie Mac loss-sharing formulas (see Note 17).

For loans originated under Freddie Mac's Small Balance Loan ("SBL") program for which Freddie Mac intends to sell the loans into a Freddie Mac sponsored securitization (an "SBL Securitization"), the Company has a repurchase obligation or a loss sharing obligation, prior to placement of such loans by Freddie Mac in their SBL Securitization, to reimburse Freddie Mac for a portion of the loss based on Freddie Mac loss-sharing formulas (see Note 17). For Small Balance Loans rate locked during 2018, the Company elected to not purchase the most subordinate class of the underlying securities of the SBL Securitization. The Company has elected the fair value option for initial and subsequent recognition of the assets and liabilities of the SBL Securitization trusts where the Company consolidates as the primary beneficiary.

At December 31, 2018, the Company had $6.4 billion of mortgage loans in its Freddie Mac servicing portfolio. In addition, the Company had received commitments from Freddie Mac to purchase mortgages that have already been funded by the Company. These loans totaled $107.0 million as of December 31,

2018, and are included in "Mortgage loans held for sale, at fair value" on the Company's accompanying Consolidated Statement of Financial Condition.

(c) FHA Program

The Company is approved by the FHA as a non-supervised mortgagee. Under the FHA program, the Company originates, underwrites and services mortgage loans on multifamily and residential properties. As of December 31, 2018, the Company serviced $494.3 million of loans under the FHA 223(f), 232, and 242 Programs, of which $493.5 million were transferred into pools of Ginnie Mae securities at December 31, 2018. In addition, the Company had received commitments from FHA to purchase mortgages that have already been funded by the Company. These loans totaled $2.2 million as of December 31, 2018, and are included in "Mortgage loans held for sale, at fair value" on the Company's accompanying Consolidated Statement of Financial Condition.

(d) Proprietary Lending

The Company originates, underwrites and services mortgage loans on income producing properties for its own account ("Proprietary Lending"). Loans originated under the Company's Proprietary Lending program include fixed rate loans on stabilized properties which the Company intends to contribute to targeted investment vehicles ("Fixed Proprietary Loans"), floating rate bridge loans ("Bridge Loans") and mezzanine financing in the form of loans that are subordinate to a conventional first mortgage loan and senior to the borrower's equity ("Mezzanine Loans"). Mezzanine Loans may be secured by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans secured by second mortgage liens on the property. We may also require additional security such as personal guarantees, letters of credit and/or additional collateral unrelated to the property.

Fixed Proprietary Loans, Bridge Loans and Mezzanine Loans are classified as "Mortgage loans held for investment" and carried at amortized cost on the accompanying Consolidated Statement of Financial Condition. The Proprietary Lending unamortized loan fees were $1.3 million as of December 31, 2018.

The Company has elected the fair value option for certain Fixed Proprietary Loans that are held for sale. As of December 31, 2018, the aggregate fair value and the aggregate unpaid principal balance of such loans totaled $52.4 million and $54.0 million, respectively.

The following table summarizes our mortgage loans held for investment and weighted average internal risk ratings by loan type as of December 31, 2018 (dollars in thousands):

	Carrying Value	Unpaid Principal Balance	Percentage of Portfolio	Weighted Average Coupon(1)	Weighted Average Life(2) (Years)	Weighted Average Internal Risk Rating(3)
Fixed proprietary loans	$ 116,896	$ 116,896	49.73%	4.76%	5.8	1.8
Bridge loans	102,272	105,115	44.71%	6.78%	2.5	2.8
Mezzanine loans	12,941	13,068	5.56%	10.70%	6.6	2.4
Total mortgage loans held for investment	232,109	235,079	100.00%			
Allowance for loan losses	(375)					
Total net loans	$ 231,734	$ 235,079				

(1) Weighted average coupon is calculated on the UPB of each loan.
(2) Weighted average life of each loan type has been calculated based on UPB assuming that there are no prepayments, defaults, extensions or delinquencies.
(3) Weighted average internal risk rating is calculated on the UPB of each loan.

The following table summarizes the mortgage loans held for investment by asset class as of December 31, 2018 (dollars in thousands):

Asset Class	Unpaid Principal Balance	Percentage of Portfolio
Retail and Mixed Use	$ 93,175	39.64%
Multifamily	77,692	33.05%
Student Housing	29,742	12.65%
Industrial	29,650	12.61%
Healthcare	4,820	2.05%
Total	$ 235,079	100.00%

The allowance for loan losses is the Company's estimate of credit losses inherent in the loan portfolio at the statement of financial condition date. The Company has established a process to determine the appropriateness of the allowance for loan losses that assesses the losses inherent in the portfolio. As of December 31, 2018, the Company recorded $375 thousand of allowance for loan losses.

As of December 31, 2018, none of the Company's Proprietary Lending loans were 90 days delinquent or on nonaccrual status. Additionally, the Company has not experienced any loans that were 90 days or more delinquent, or put on nonaccrual status since the inception of the Proprietary Lending program.

(e) Borrower Escrow Deposits

The Company is required to maintain custody for certain borrower deposits in escrow for, among other purposes, taxes, insurance, and replacement reserves under each of the above programs. These deposits are segregated in bank accounts held outside of corporate assets and not presented in the accompanying Consolidated Statement of Financial Condition. At December 31, 2018, escrows under each program consisted of the following (in thousands):

Fannie Mae	$	362,213
Freddie Mac		151,209
HUD/FHA		32,940
Proprietary Lending and other		99,542
Total	$	645,904

(6) Debt Securities

The Company holds certain project certificates in a military housing trust ("Project Certificates") and I/O Certificates relating to certain SBL Securitizations in investments available for sale, at fair value. The Company holds bond securities issued by Freddie Mac SBL Securitizations ("SBL Bonds") in investments held to maturity.

As of December 31, 2018, accumulated other comprehensive income includes $717 thousand of noncredit-related losses relating to OTTI.

The following table presents the amortized cost, fair value and net unrealized gain or loss for the debt securities as of December 31, 2018 (in thousands):

	Amortized Cost	Fair Value	Unrealized Gains/(Losses)
Available for Sale:			
Project Certificates	$ 17,599	20,837	3,238
I/O Certificates	2,539	2,539	—
Total	$ 20,138	23,376	3,238
Held to Maturity:			
SBL Bonds	$ 3,893	4,115	222
Total	$ 3,893	4,115	222

Because the Company does not intend to sell its debt securities and believes that it is not more likely than not that it will be required to sell the debt securities before recovery of their amortized cost basis, the debt securities are not considered to be OTTI.

Scheduled maturities of debt securities classified as available for sale and held to maturity were as follows at December 31, 2018 (in thousands):

		Carrying Amount	Fair Value
Available for sale:			
Due after ten years	$	20,138	23,376
	$	20,138	23,376
Held to maturity:			
Due after ten years	$	3,893	4,115
	$	3,893	4,115

(7) Investments in Unconsolidated Affiliates

Investments accounted for under the equity method consist of the real estate investment funds, property partnerships, partnership interests in LIHTC properties and Tax Credit Fund Partnerships, and our ownership interest in Hunt Companies Finance Trust, Inc. ("HCFT") in which the Company has significant influence but not a controlling financial interest. The Company's ownership interests in such equity method investments generally ranges from approximately 0.01% to 5%. At December 31, 2018, the market value of HCFT was $6.4 million based on the quoted market price and the difference between the investment carrying value and the amount of underlying equity in net assets, excluding goodwill, is attributable to perpetual preferred stock totaling $305 thousand.

HIM and HCP provide investment management services to these funds under the terms of management agreements.

Investments in unconsolidated affiliates as of December 31, 2018 were as follows (dollars in thousands):

		Carrying Value	Ownership Percentage
Hunt Companies Finance Trust, Inc.	$	10,573	9.5%
Pharos-Hunt, LLC real estate joint venture		171	49.0
Other		6,175	Various
Total	$	16,919	

(8) Investments in Tax Liens, at Fair Value

As of December 31, 2018, the tax liens have an aggregate fair value of $270.9 million, of which $266.7 million collateralizes certain notes (see Note 16).

Exposures of the investments in tax liens by state as of December 31, 2018 include: Florida 32%, Ohio 25%, Texas 17%, South Carolina 10%, Tennessee 5%, and all other states 11%.

(9) Investments Held by Consolidated Funds

The following table presents the summarized assets and liabilities of the consolidated funds in which the Company has ownership interests as of December 31, 2018 (in thousands):

Investments held by consolidated funds:		
Debt securities, at fair value	$	14,314
Investment in real estate joint venture, at fair value		9,277
Investment in property partnership		1,425
Total investments held by consolidated funds		25,016
Cash and cash equivalents held by consolidated funds		9,788
Other receivables		117
Accounts payable		(124)
Non-controlling interests		(3,064)
The Company's net equity in consolidated funds	$	31,733

(10) Mortgage Servicing Rights

MSRs represent capitalized values of the servicing rights retained by the Company for mortgage loans originated and sold or separately acquired. To determine the fair value of the originated servicing rights capitalized during the year and the fair value of existing MSRs, the Company uses a discounted cash flow methodology to estimate fair value.

The key assumptions used in the estimation of the fair value of MSRs includes prepayment speeds, discount rates, cost to service, default rates, contractual servicing fees and escrow earnings rates. Prepayment rates were considered to be 0% constant prepayment rate ("CPR") during the lockout period. After the lockout expiration date and if the loan was subject to a prepayment penalty provision, a CPR of 2% to 10% was applied, and at the end of the prepayment penalty period a terminal CPR of 2% to 25% was applied. The discount rates used to determine present value range from 8% to 13.5% and may be adjusted upward due to certain circumstances as determined on a loan-by-loan basis. The Company estimates the term of servicing for each loan by assuming that the maturity of servicing would not end prior to the yield maintenance date, at which point the prepayment penalty expires. Escrow balances are assumed to increase 3% per year. The estimated rate of return on float balances on escrow amounts is 2.25%. The Company estimates default rates based on the borrower's debt service ratio.

The Company's net carrying amount of MSRs at December 31, 2018 is as follows (in thousands):

	Originated	Purchased	Total
Gross carrying amount:			
Commercial	$ 393,919	38,669	432,588
Residential	837	1,958	2,795
Less accumulated amortization:			
Commercial	(204,388)	(37,892)	(242,280)
Residential	(222)	(1,362)	(1,584)
Net carrying amount	$ 190,146	1,373	191,519

(11) Goodwill and Other Intangible Assets, Net

The Company's net carrying amounts of the components of goodwill and intangible assets as of December 31, 2018 are as follows (dollars in thousands):

	Estimated Useful Life	Carrying Amount
Mortgage banking licenses	10 years	$ 12,400
Contractual rights to asset management fees	5 years - 9 years	17,781
Contractual rights to syndication revenue	2 years - 15 years	13,653
Tax lien origination platform	7 years	6,592
Trade name	7 years	60
Other licenses	Indefinite	1,326
Trade names	Indefinite	440
Total intangible assets		52,252
Less: Accumulated amortization		(17,143)
Net intangible assets		35,109
Goodwill		23,589
Total goodwill and net intangible assets		$ 58,698

During 2018, the Company recognized $13.9 million of intangible assets in the form of contractual rights to asset management fees primarily as a result of an asset acquisition. Upon the adoption of ASC 606, the Company reclassed $8.4 million in contractual rights to syndication fees as of January 1, 2018.

(12) Securitization VIE Assets and Liabilities, at Fair Value

The Company originates mortgage loans under Freddie Mac's SBL program for which Freddie Mac intends to sell the loans into Freddie Mac sponsored securitization trusts ("SBL Securitization"). An SBL Securitization trust issues Collateralized Mortgage-Backed Securities ("CMBS") that are collateralized by the SBL loans that have been sold by Freddie Mac into the trust. While the Company holds a majority of the controlling class of the security and serves as the Directing Certificateholder of the SBL Securitization trusts in which it invests and the right to remove the Company as the Directing Certificateholder is not exercisable without cause, the trusts are deemed to be VIEs and consolidation is required pursuant to GAAP. This results in the gross assets and liabilities of the trusts being included on the Consolidated Statement of Financial Condition. The assets and other instruments held by these trusts are restricted and can only be used to fulfill the obligations of the entity. Additionally, the obligations of the trusts do not have any recourse to the general credit of any other consolidated entities, nor to the Company as the consolidator of these trusts. The trust's liabilities initially represent investment securities on the Consolidated Statement of Financial Condition (pre-consolidation). Upon consolidation of these trusts, the associated investment securities are eliminated.

The Company was designated the Directing Certificateholder, and consequently consolidated the SBL Securitization trust in April 2017. The Company elected the fair value option for initial and subsequent recognition of the assets and liabilities of the trust. The SBL Securitization trust is static, with no reinvestment permitted, and there is no active management of the underlying assets. In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by reference to the SBL Securitization trust's liabilities as permitted under ASU 2014-13, *Consolidation (Topic 810): Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing*

Entity. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The consolidated SBL Securitization trust had $213.8 million of Securitization assets and $213.8 million of Securitization liabilities as of December 31, 2018. The carrying value of the Company's CMBS investments in this trust as well as the allocable portion of the mortgage servicing right associated with the Company's role as special servicer of the SBL Securitization trust, totaling $5.8 million, was eliminated in consolidation against Securitization liabilities as of December 31, 2018 resulting in net securitization liabilities of $208.0 million in consolidation.

The inclusion of the assets and liabilities of SBL Securitization trusts in which the Company is deemed the primary beneficiary has no economic effect to the Company. The exposure to the obligations of these VIEs is generally limited to the Company's investment in these entities. The Company is not obligated to provide, nor has provided, any financial support for the consolidated SBL Securitization trust.

(13) Credit and Interest Rate Transactions

The Company engages in certain other proprietary credit transactions, primarily in the form of TRS with certain financial instruments as the reference asset.

The Company has entered into two TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate with a total notional of $50.0 million. The interest rate is based on LIBOR plus 2.50%. The reference certificate for these TRS transactions are Project Certificates with aggregate face value of $50.0 million.

The Company has entered into a TRS to pay a variable rate and also the change in the price of the reference certificate with the Company to receive a fixed rate. The variable rate is the 30-day LIBOR plus 0.30%. The reference certificates are mortgage loan with an aggregate notional of $7.9 million as of December 31, 2018.

The Company has entered into an interest rate cap agreement with a notional amount of $100.0 million, a LIBOR cap rate of 3.0% and a termination date of April 19, 2021 at a purchase price of $0.5 million (see Note 14).

The TRS, IRS and IRC derivatives are included in "Prepaid expenses and other assets" or "Accrued payable and other liabilities" in the Company's accompanying Consolidated Statement of Financial Condition.

The Company through its broker dealer enters into credit and interest rate derivatives in the form of single family "to-be-announced" mortgage securities ("TBA"), when-issued securities, forward settling transactions, and IRS for its proprietary trading activities. These derivatives are included in "Trading instruments, at fair value" or "Trading instruments sold, not yet purchased, at fair value" in the Company's accompanying Consolidated Statement of Financial Condition. These derivatives are not designated as hedges.

As of December 31, 2018, the Company had restricted cash of $5.2 million and cash collateral of $4.9 million deposited with the Company's derivative counterparties which is recorded in "Restricted cash" and "Fees and other receivables", respectively, on the accompanying Consolidated Statement of Financial Condition. As of December 31, 2018, the Company had additional collateral of $31.5 million pledged with the derivative counterparty which is recorded in "Loans to affiliates".

(14) Fair Value of Financial Instruments

The Company uses valuation techniques consistent with the market approach, the income approach and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques are based on assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, those that reflect the assumptions market participants would use in valuing the asset or liability based on market data obtained from independent sources, or unobservable, those that reflect the assumptions about the valuation techniques and inputs market participants would use in valuing the asset or liability based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Financial assets and liabilities whose values are based on inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- Level 3 – Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

Where inputs used to measure fair value may fall into different levels of the fair value hierarchy. The Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability that a market participant would use.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies contain observable and unobservable inputs and were applied to all of the Company's assets and liabilities carried at fair value:

- Derivative instruments (Level 2) – The derivative positions consist of IRS and IRC. The estimated fair value is derived using a discounted cash flow model. The pricing model takes into account the contract terms, including maturity, as well as interest rates and credit quality of the counterparty.
- Derivative instruments (Level 3) – The derivative positions consist of TRS, IRLCs and forward sale agreements. The estimated fair value of TRS is determined based on the present value of the estimated future net contractual payments for the term of the agreement as well as the current value of the underlying reference security. The value of the underlying instrument is determined based on the price of similar securities. The estimated fair value of IRLCs includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, the fair value of the expected net future cash flows associated with the servicing of the loan as well as the effects of interest rate and market price movements between commitment date and statement of financial condition date. The estimated fair value of forward sale commitments includes the effects of interest rate and market price movements between the commitment date and statement of financial condition date.

  - Fair value of the expected future cash flows associated with the servicing of the loan is determined by using various projected inputs, such as servicing costs and fees, as well as, estimated inputs derived with the assistance of a third party specialist. These estimated inputs include default rates, prepayment speeds and an appropriate discount rate.
  - Effects of interest rate movements are calculated based on movements in applicable published U.S. Treasury prices between the rate lock date and the statement of financial condition date.
  - Effects of market price movements are calculated based on changes in pricing of similar securities between the trade date and the statement of financial condition date.
  - The fair value of the Company's forward sales agreements is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of the Company's counterparties, the short duration of forward sale agreements, and the Company's historical experience with the agreements, the risk of nonperformance by the Company's counterparties is not believed to be significant.
- "Mortgage loans held for sale, at fair value" (Level 2) – The Company determines the fair value of the loans held for sale by including contractual cost and fees, the fair value of the expected net future cash flows associated with the servicing of the loan, and the effects of interest rate and market price movements between the loan closing date and statement of financial condition date.
- "Investments in tax liens, at fair value" (Level 3) – The estimated fair value is determined primarily by reference to the principal value of the tax lien and the effective interest rate, calculated using the estimated cash flows from the liens including redemptions, rate of interest and penalty fees determined by state code or statute and the acquisition cost of the lien portfolio.
- "Investments held by consolidated funds" (Level 3) – The estimated fair value reflects an estimated amount which the Master Fund would have received if the debt securities owned by the fund was sold on the statement of financial condition date and the net proceeds were distributed. The underlying debt securities are measured using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. The estimated fair value of mezzanine financing is determined primarily by a discounted cash flow analysis requiring management to make estimates regarding future interest rates and credit spreads. The most significant of these inputs relates to credit spreads and is unobservable.

  The valuation policies and procedures for the Master Fund's investments are determined by the Master Fund's valuation committee. The valuation committee meets on a monthly basis, or more frequently as needed, to determine the valuations of the Level 2 and 3 investments. Valuations are required to be supported by market data, third-party pricing sources, industry accepted pricing models, counterparty prices, or other methods the valuation committee deems to be appropriate, including the use of internal proprietary pricing models.
- "Debt securities" (Level 2 and 3) – Debt securities includes investments available for sale, at fair value. The Company relies on Level 3 measurements in determining the fair value of investments in illiquid securities. These securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These

assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers.

- "Trading instruments" (Level 1, 2 and 3) - Trading instruments consists of our trading instruments, trading instruments sold, not yet purchased and derivatives (see Note 2). The trading securities may include mortgage-backed securities, asset-backed securities and other fixed income instruments, equities, preferred stocks, listed options, and exchange traded funds. Derivatives may include single family TBA mortgage securities, when-issued securities, forward settling transactions, and interest rate swaps. Securities and derivatives with values based on quoted market prices in active markets for identical securities are classified within Level 1 and include active listed equities, listed options, exchange traded funds, and exchange traded derivatives. Certain positions for which trading activity may not readily visible are stated at fair value classified within Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. Securities are valued using dealer quotations when available, otherwise these securities are valued using the discounted cash flow method of the income approach, whereby market derived assumptions, including the credit risk of borrower, liquidity discounts, and subordination premiums relevant to the asset valued are incorporated into the discount rate. These assumptions are based on data gathered from industry publications, credit rating agencies, and financial data providers. Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivatives are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The key inputs include interest rate yield curves, rates, volatilities, and correlation.
- "Securitization VIE Liabilities" (Level 2) - The Company utilizes several inputs and factors in determining the fair value of securitization VIE liabilities, including future cash flows, market transaction information, ratings, subordination levels, and current market spread and pricing information where available. Quoted market prices are used when this debt trades as an asset. Depending upon the significance of the fair value inputs used in determining these fair values, these liabilities can be classified in either Level 2 or Level 3 of the fair value hierarchy.
- "Securitization VIE Assets" (Level 3) - In determining the fair value of the assets and liabilities of the SBL Securitization trust, the Company maximizes the use of observable inputs over unobservable inputs. The fair value of the SBL Securitization trust's assets is determined by reference to the SBL Securitization trust's liabilities. This methodology results in the fair value of the assets of the SBL Securitization trust being equal to the fair value of its liabilities.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

	Level 1	Level 2	Level 3	Balance as of year end
Assets:				
Mortgage loans held for sale	$ —	353,638	—	353,638
Total return swaps	—	—	125	125
Interest rate cap	—	170	—	170
Interest rate lock commitments	—	—	9,822	9,822
Forward sales agreements	—	—	683	683
Trading instruments	—	116,631	—	116,631
Investments available for sale	—	23,376	—	23,376
Investments in tax liens	—	—	270,928	270,928
Investments held by consolidated funds	—	—	23,591	23,591
Securitization VIE assets	—	—	213,818	213,818
Total	$ —	493,815	518,967	1,012,782
Liabilities:				
Total return swaps	$ —	—	216	216
Interest rate swaps	—	7	—	7
Interest rate lock commitments	—	—	5,429	5,429
Forward sales agreements	—	—	3,514	3,514
Trading instruments sold, not yet purchased	—	61,694	—	61,694
Securitization VIE liabilities	—	207,983	—	207,983
Total	$ —	269,684	9,159	278,843

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (in thousands):

	Quantitative Information about Level 3 Measurements			
	Fair Value	Valuation Technique	Unobservable Input(1)	Input Value(1)
Interest rate lock commitments, net	$ 4,393	Discounted cash flow	Credit spreads	0.35% to 1.20%
Forward sales agreements, net	(2,831)	Discounted cash flow	Credit spreads	1.00% to 1.20%
Total return swaps, net	(91)	Discounted cash flow	Credit spreads	0.30% to 2.50%
Investments held by consolidated funds	23,591	Discounted cash flow	Yield	8.75% to 20.30%
Investments in tax liens	270,928	Discounted cash flow	Yield	3.70% to 17.00% (10.40% average)
Securitization VIE assets	213,818	Discounted cash flow	Credit spreads	0.25% to 0.85%

(1) Significant increases in this input may lead to significantly lower fair value measurements.

The following table summarizes the fair value adjustment components of the Company's mortgage loans held for sale and derivative financial instruments measured at fair value on a recurring basis and their location on the Company's accompanying Consolidated Statement of Financial Condition at December 31, 2018 (in thousands):

	Fair Value Adjustment Components				Statement of Financial Condition Caption		
	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Prepaid Expenses and Other Assets	Accounts Payable and Other Liabilities	Mortgage Loans Held for Sale
Interest rate lock commitments	$ 256,772	$ 5,486	10	5,496	9,822	(5,429)	1,103
Forward sale agreements	545,835	—	(2,831)	(2,831)	683	(3,514)	—
Mortgage loans held for sale	289,063	8,675	2,821	11,496	—	—	11,496
Agency banking activities [(1)]		$ 14,161	—	14,161	10,505	(8,943)	12,599
Interest rate swaps	$ 1,784	$ —	(7)	(7)	—	(7)	—
Interest rate cap	100,000	465	(295)	170	170	—	—
Total return swaps	57,240	(165)	74	(91)	125	(216)	—
Mortgage loans held for sale	54,016	—	(1,574)	(1,574)	—	—	(1,574)
Other business activities		$ 300	(1,802)	(1,502)	295	(223)	(1,574)

(1) Consists of mortgage bank activities under Fannie Mae, FHA, and Freddie Mac programs (see Note 5)

The following table presents fair value measurements of the Company's financial assets and liabilities not carried at fair value on the Consolidated Statement of Financial Condition as of December 31, 2018 (in thousands):

	Carrying Amount	Fair Value	Fair Value Hierarchy
Mortgage loans held for investment	$ 231,734	233,446	Level 3
Mortgage servicing rights, net	191,519	225,486	Level 3
Loans to affiliates	32,057	30,860	Level 3
Debt securities	3,893	4,115	Level 2
Investments held by consolidated funds	1,425	1,425	Level 3
Debt	570,983	578,369	Level 3
Collateralized loan obligations	321,614	319,627	Level 2

(15) Debt

The Company's debt consists of the following components as of December 31 (in thousands):

	2018
Agency Lending facilities	$ 286,831
Federal Home Loan Bank facility	19,231
Proprietary Lending facilities	66,644
Secured Financing facilities	207,189
Other Borrowing facilities	391
Total outstanding debt principal	580,286
Debt issuance costs	(9,303)
Debt	$ 570,983

The debt agreements generally contain covenants that include certain financial requirements, which may include maintenance of minimum liquidity, capital and tangible net worth, maximum debt to net worth ratio, current ratio and limitations on indebtedness, collateral and compliance reporting, and maintenance of positive net income as defined in the agreements.

As of December 31, 2018, the Company believes it is in compliance with all covenants contained in its Agency Lending and Proprietary Lending facility agreements, its Federal Home Loan Bank ("FHLB") agreements, its securities repurchase agreements, its secured financing agreements, and its other borrowing agreements.

Unless otherwise stated the Company expects to renew the Agency Lending and Proprietary Lending facilities upon their maturity, although any such renewal will be at the discretion of the Company's lenders and subject to compliance with the applicable covenants.

Agency Lending Facilities

The Company utilizes facilities to fund loans for which it has firm sale commitments with either Government Sponsored Entities ("GSEs") or the FHA. Mortgages financed by these facilities (see Note 5), as well as the related servicing and other rights (see Note 10) have been pledged as security. The Company's Agency Lending facilities consist of the following (dollars in thousands):

	December 31, 2018		
Agency Lending Facility	Outstanding Balance	Amount	Maturity Date
Agency Repurchase 1	$ 144,394	$ 400,000 (B)	November 2019
Agency Warehouse 2	132,075	200,000 (A)	October 2019
Agency Warehouse 3	10,362	125,000 (A)	July 2019
Agency Warehouse 4	—	200,000 (B)	—
Fannie Mae Multifamily ASAP	—	200,000 (B)	—
Total Agency Lending Facilities	$ 286,831		

(A) Committed.
(B) Uncommitted.

Federal Home Loan Bank Advances

BGTT, a third party title insurance company since 1911, is an eligible member of the FHLB. On March 31, 2016, BGTT was informed by the FHFA that for purposes of the rules governing FHLB membership, the FHFA considers BGTT to be a captive insurance company. BGTT was admitted as a member of the FHLB prior to September 12, 2014 and therefore will remain a FHLB member through February 19, 2021 after which BGTT will no longer be eligible for FHLB membership. During this period, BGTT will be eligible to draw advances from the FHLB pursuant to FHLB's membership guidelines.

The Company's aggregate FHLB Advances facility consists of the following (dollars in thousands):

	December 31, 2018	
FHLB Facility	***Outstanding* Balance**	***Maturity* Date**
FHLB Advances	$ 19,231	April 2019 to December 2019

As of December 31, 2018, commercial loans with a carrying value of $35.3 million have been pledged as collateral for such advances. In connection with the advances, the Company has purchased, as required under the terms of the advances, $0.6 million of FHLB stock.

Proprietary Lending Facilities

As of December 31, 2018, the Company has Proprietary Lending ("PL") facilities that are used to finance certain loans originated by the Proprietary Lending program (see Note 5). These agreements bear interest at a rate equal to 30-day LIBOR plus a credit spread determined primarily by advance rate and property type. The Company's PL facilities consist of the following (dollars in thousands):

	December 31, 2018			
Proprietary Lending Facility	**Outstanding Balance**	**Amount**	**Maturity Date**	**Extension Option**
PL Facility 1	$ 58,709	$ 150,000 (B)	May 2020	May 2022
PL Facility 2	4,440	200,000 (A)	October 2020	October 2021
PL Facility 3	3,495	50,000 (A)	October 2022	—
Total Proprietary Lending Facilities	$ 66,644			

(A) Committed.
(B) Uncommitted.

Secured Financing

The Company utilizes Secured Financing ("SF") agreements as part of its source of capital. The Company's Secured Financing consists of the following (dollars in thousands):

	December 31, 2018			
Secured Financing Facility	**Outstanding Balance**	**Amount**	**Maturity Date**	
SF Facility 1	$ 114,815	$ —	February 2023	
SF Facility 2	46,550	—	—	
SF Facility 3	—	2,500 (A)	May 2019	
SF Facility 4	—	25,000 (A)	May 2019	(B)
SF Facility 5	9,125	—	August 2021	
SF Facility 6	8,728	—	September 2033 to June 2069	
SF Facility 7	27,971	28,891 (A)	May 2021	
Total Secured Financing Facilities	$ 207,189			

(A) Committed.
(B) Option to extend to May 2020.

- SF Facility 1 - During 2017, Hunt REC Holdings, LLC entered into a non-recourse credit agreement for a senior secured term loan facility.
- SF Facility 2 - During 2017, HFS entered into a broker dealer clearing agreement. The agreement permits trading on margin and financing trades through the clearing agreement. See Note 21.
- SF Facility 3 - Prior to its acquisition by the Company, Caz Creek Tax Lien Fund, LLC ("CCTLF") entered into a line of credit that is secured by all business assets of CCTLF's subsidiary, Caz Creek Holdings, LLC, and is guaranteed by CCIM.
- SF Facility 4 - During 2017, CC1 Holdings, LLC entered into a non-recourse senior secured revolving credit agreement.
- SF Facility 5 - Prior to its acquisition by the Company, HCP-ILP, LLC entered into a non-recourse senior secured revolving credit agreement to provide financing for bridge, construction and pre-development loans and LIHTC equity advances.
- SF Facility 6 - Prior to their acquisition by the Company, HCP Belwood Arms, L.P. a limited partnership formed for the purpose of financing, developing and operating an affordable housing development, and HCP East Nashville, LLC entered into an affordable housing construction loan agreement and an affordable housing loan agreement.
- SF Facility 7 - During 2018, CCTLF entered into a secured revolving line of credit agreement.

Other Borrowings

The Company utilizes other borrowings that are unsecured and consist of the following (dollars in thousands):

	December 31, 2018		
Other Borrowing Facility	**Outstanding Balance**	**Amount**	**Maturity Date**
Other Borrowing Facility 1	$ 266	$ 522	May 2021
Other Borrowing Facility 2	125	—	—
Total Other Borrowing Facilities	$ 391		

- Other Borrowing Facility 1 - Prior to its acquisition by the Company, CCIM borrowed from MTAG Services, LLC, the servicer of the CCTLF tax lien portfolio and a former affiliate of CCIM.
- Other Borrowing Facility 2 - The Company through its subsidiary, HFX Funding Depositor, LLC, issued 125 shares of cumulative, non-voting preferred units with a par value of $1,000 and a liquidation value of $1,000 per unit. The holders are entitled to cumulative distributions at a rate of 12.0% per annum and have limited voting rights. The Company may redeem the preferred units on or before December 31, 2019.

Securities Repurchase Facilities

The Company utilizes securities repurchase facilities to provide financing for fixed income and other assets. The Company may purchase securities under agreements to resell and sell securities under agreements to repurchase. The Company accounts for each of these types of transactions as collateralized financings that are carried at contractual amounts plus accrued interest. The securities are valued daily and collateral is obtained from or returned to the counterparty when contractually required. As of December 31, 2018, the Company had ten securities repurchase facilities with no balance as of that date. Two securities repurchase facilities had committed amounts of $200.0 million in the aggregate at December 31, 2018 and the remaining facilities were uncommitted.

(16) Collateralized Loan Obligations

The Company accounts for the loan and tax lien securitization transactions on the Consolidated Statement of Financial Condition as secured financing liabilities. The loan and tax lien securitizations are VIEs for which the Company is the primary beneficiary and are consolidated in the Consolidated Statement of Financial Condition. The investment grade tranches are treated as secured financings and are non-recourse to the Company. The inclusion of these VIE assets and liabilities have no economic effect on the Company and the exposure to the obligations of the VIE is generally limited to its investment in the VIE. The Company is not obligated to provide, nor has provided, any financial support for these consolidated securitization trusts.

In August 2018, the Company completed and funded a collateralized securitization vehicle (CC Funding II), issuing to third-party investors through two newly-formed subsidiaries $207.8 million of Class A notes and $7.0 million of Class B notes , collateralized by tax lien certificates and certain restricted cash for the purpose of acquiring additional tax liens. The notes have a maturity date of July 15, 2030 and an optional redemption period that may be exercised once the balance reaches less than 20% of the amount issued. Principal payments on the Class A and Class B notes, which are funded from redemptions of tax lien certificates held as collateral, are applied on a pro rata basis based on the original Class A and Class B issuance values. The terms of the securitization allow, with certain limitations, for the reinvestment of the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned.

During 2017, the Company executed and funded two collateralized securitization vehicles, Hunt CRE 2017-FL1 and HFX Funding 2017-1, issuing tranches of investment grade CLOs to third party investors. The notes are secured by a portfolio of real estate related financial instruments and cash; such real estate financial instruments consist primarily of first mortgage loans that were acquired from the Company's loan portfolio. On April 30, 2018, the Company sold its equity interests in Hunt CMT Equity, LLC, which held the Hunt CRE 2017-Fl1 securitization vehicle.

Additionally, the Company holds beneficial interests in a SBL Securitization (see Note 12) and two tax lien securitization trusts, CC Funding I and Tax Ease Funding 2016-1, that issued notes collateralized by tax lien certificates and certain restricted cash. Principal payments on the notes are funded from redemptions of tax lien certificates held as collateral. The terms of the securitizations allow, with certain limitations, for the reinvestment of the proceeds of tax lien certificate redemptions into subsequent liens, which are newly delinquent taxes on tax liens already owned.

The following table outlines borrowings and the corresponding collateral under the securitizations as of December 31, 2018 (in thousands):

	Debt		Collateral (e)		
	Face Value	Carrying Value (a)	Loans (b)	Tax Lien Assets (c)	Restricted Cash and Other Assets (d)
HFX 2017-1 Notes	$ 72,750	71,082	114,025	—	—
TE 2016-1 Notes	59,460	59,460	—	77,798	4,509
CC Funding I Notes	5,984	5,984	—	13,285	1,901
CC Funding II Notes	186,192	185,088	—	175,585	23,539
Total	$ 324,386	321,614	114,025	266,668	29,949

(a) Debt carrying value, included in "Collateralized loan obligations" on the Consolidated Statement of Financial Condition, is net of $2.5 million of deferred financing fees as of December 31, 2018.
(b) Loans consist of first mortgage bridge loans included in "Mortgage loans held for investment" on the Consolidated Statement of Financial Condition and the carrying value is equal to the unpaid principal balance plus any adjustment for unamortized premiums and discounts as of December 31, 2018. As of December 31, 2018, there was no collateral at risk of default or deemed to be a "credit risk mortgage asset" as defined by the indenture.
(c) Tax lien assets represent the redemptive value of receivables for uncollected property taxes that have super priority status and are secured by a first priority lien on the related real property.
(d) Primarily represents restricted cash held for principal repayments as well as for reinvestment in the securitizations.
(e) Collateral does not include receivables related to interest payments, delayed funding and expenses.

HFX Funding 2017-1 issued six investment grade tranches through December 2017 with a replacement period extended through August 2019 and a stated maturity date in March 2035.

TE Funding 2016-1 issued two investment grade tranches in July 2016 with a stated maturity date in June 2028.

CC Funding I issued two investment grade tranches in July 2015 with a stated maturity date in December 2023.

CC Funding II issued two investment grade tranches in August 2018 with a stated maturity date in July 2030.

(17) Allowance for Risk-Sharing and Recourse Obligations

Fannie Mae Program

The Company's maximum exposure at December 31, 2018, pursuant to the Fannie Mae master loss sharing agreement, was $1.3 billion (representing what would be owed in accordance with the loss sharing percentages with Fannie Mae described above if every loan defaulted and losses were incurred in amounts equal to or greater than these levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2018, the Company had one loan with unpaid principal balance of $2.4 million under the DUS program in its servicing portfolio where principal and interest payments were greater than 90-days past due. The reserve related to this loan was $0.3 million as of December 31, 2018. During 2018, there were two non-monetary defaults of loans with aggregate principal balances of $5.4 million.

As of December 31, 2018, BGTT has sold $16.9 million of loans to Fannie Mae with recourse. The reserve related to these loans was $0.1 million as of December 31, 2018.

Freddie Mac Program

The Company's maximum exposure at December 31, 2018, pursuant to the DUI Loss Sharing Agreement, was $30.3 million (representing what would be owed in accordance with the loss sharing percentages with Freddie Mac described above, if every loan defaulted and losses were incurred in amounts equal to or greater than the levels for which the Company is responsible), although the Company believes this amount is not indicative of the Company's actual potential losses.

At December 31, 2018, the Company had no loans under the DUI program in its servicing portfolio where principal and interest payments were greater than 90-days past due.

The Company's maximum exposure at December 31, 2018 under its SBL Repurchase Obligations is $26.3 million (representing the loss that the Company would incur if required to repurchase all SBL loans in the SBL Repurchase Period as a result of a default, and such SBL Loans were considered worthless), although the Company believes this amount is not indicative of the Company's actual potential losses.

During 2018, there were no monetary defaults or non-monetary defaults on the loans originated under the SBL program. Additionally, as of December 31, 2018, the Company had no loans originated under the SBL program which had exceeded the SBL Repurchase Period and, therefore, had no loss sharing obligation for such loans.

(18) Incentive Compensation for Employees

The Company has incentive compensation programs for substantially all full-time employees that vary by subsidiary and are subject to periodic change. The programs generally contain a short-term variable compensation feature for all full-time regular employees and a long-term incentive feature for certain officers of the Company. As of December 31, 2018, the cumulative amount of unvested awards for long-term incentive plans totaled $5.6 million. In addition, the Company has employee incentive vehicles available to certain current and former employees and members of management. Amounts related to these employee incentive vehicles are included in the Consolidated Statement of Financial Condition.

The Company's employees participate in the 401(k) plan sponsored by Hunt Companies, Inc. All eligible employees may elect to contribute to the plan. Participants are entitled, upon termination or retirement, to

their vested portions of the assets held by a Trustee. The Company matches a portion of the employees' 401(k) plan contributions, which vest immediately.

(19) Income Taxes

On December 22, 2017, President Trump signed into law H.R. 1, known as the Tax Cuts and Jobs Act. The Company, which indirectly has one owner that is not recognized for tax purposes as an entity separate from its owner, will not be affected by the new provisions. However, the new provisions for the interest expense limitation and the Global Intangible Low-Taxed Income will be reported along with the other separately stated items of income, expense, and credits, which flow through and are taxed at the ultimate taxpayer level, by the Company.

On June 5, 2018, BGTT and its parent, Nevada General Corp, which were qualified subchapter S subsidiaries ("Q-Subs") of HCI for federal income tax purposes, ceased Q-Subs status and became corporations. This transaction did not change the filing status of the other entities within the structure.

At December 31, 2018, there is a net deferred tax asset of $250 thousand and net taxes payable of $188 thousand. As of December 31, 2018, the Company's major tax jurisdictions remain subject to examination by taxing authorities for the tax years 2015 and thereafter. The Company has reviewed its tax positions and determined that it had no uncertain tax positions and accordingly had no accruals for tax uncertainties as of December 31, 2018. The Company does not anticipate a change in its current position in the next twelve months.

(20) Commitments and Contingencies

(a) GSE Related Commitments

Commitments for the origination and subsequent sale and delivery of loans to GSEs represent those mortgage transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to the GSEs. At December 31, 2018, the Company had $256.8 million of these commitments. As discussed in Note 14, the Company accounts for these commitments as derivatives recorded at fair value in "Prepaid expenses and other assets" or "Accounts payable and other liabilities" on the Company's accompanying Consolidated Statement of Financial Condition.

At December 31, 2018, the Company also had commitments to sell $289.1 million in mortgages that have already been funded. These loans are recorded at fair value and are included in "Mortgage loans held for sale, at fair value" on the accompanying Consolidated Statement of Financial Condition.

(b) Funding Commitments

In accordance with certain loans, we have outstanding unfunded commitments of $34.4 million as of December 31, 2018, that we are obligated to fund as the borrower meets certain requirements. Specific requirements include, but are not limited to, percentage of completed construction and materials ordered, property renovations, building constructions and conversions based on criteria met by the borrower in accordance with the agreements.

(c) LIHTC Guarantees

The Company does not generate guaranteed LIHTC investments. The Company does not provide guarantees related to the delivery or funding of tax credits or other tax attributes to the investor members or limited partners of Tax Credit Fund Partnerships. The Company has agreed to indemnify specific

investors in non-guaranteed Tax Credit Fund Partnerships related to the performance and payment obligations on certain Lower Tier Property Partnerships.

(d) Litigation

The Company, from time to time, may be party to litigation relating to claims arising in the normal course of business. As of December 31, 2018, the Company is not aware of any legal claims that could materially impact its financial condition.

(e) Other

Due to the nature of the Company's mortgage banking activities, the Company is subject to supervision by certain GSEs. Among other things, these agencies require the Company to meet certain minimum net worth requirements, as defined. The Company met these requirements for all agencies, as applicable, with the highest net worth requirement being $150.0 million as of December 31, 2018.

As of December 31, 2018, the Company maintained collateral consisting of money market and short-term investments of $25.5 million and $17.3 million, which is included in "Restricted cash" on the accompanying Consolidated Statement of Financial Condition, to satisfy the Fannie Mae collateral requirements and Freddie Mac collateral requirements, respectively, which the Company was in compliance with at December 31, 2018.

(21) Broker-Dealer

Trading instruments and trading instruments sold, not yet purchased, at fair value, consist of the following at December 31, 2018 (in thousands):

	Trading Instruments	Trading Instruments Sold, Not Yet Purchased
US Treasuries	$ 4,838	(60,843)
Agency mortgage debt securities	111,793	—
Derivatives, net	—	(851)
	$ 116,631	(61,694)

Trading instruments, at fair value are held by the Company and are considered held for trading. Trading instruments sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified instrument at the contracted price and, thereby, create a liability to purchase the instrument in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of trading instruments sold, not yet purchased, at fair value, may exceed the amount reflected in the Consolidated Statement of Financial Condition. Substantially all trading instruments are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the trading instruments to others subject to certain limitations.

Receivable from and payable to brokers, dealers and clearing brokers generally include proceeds from securities sold short including commissions and fees related to transactions, net and receivables and payables for unsettled transactions. Proceeds related to trading instruments sold, not yet purchased, may be restricted until the trading instruments are purchased. Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2018 are $28.0 million in net receivable for unsettled regular way trades.

At December 31, 2018, the Company had $1.0 million on deposit with clearing brokers and maintained a cash balance of $31.6 million with clearing brokers.

(22) Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the outstanding principal amounts of subordination agreements to debt-equity, both as defined, shall not exceed 70% for a period in excess of 90 days. Minimum net capital cannot be less than $250 thousand or 2% of aggregate debit items, whichever is greater. At December 31, 2018, the Company had net capital of approximately $27.4 million which exceeded the required net capital.

Under the SEC's general instructions, certain subsidiaries may not be consolidated for purposes of determining net capital. The Consolidated Statement of Financial Condition as of December 31, 2018 reflects $517.1 million of net assets attributable to the Company's subsidiaries which are not reflected in the Company's net capital for purposes of determining minimum net capital pursuant to Rule 15c3-1. A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation is presented on the following page (in thousands):

	Unaudited Form X-17A-5	Adjustments to Form X-17A-5	(1) Subsidiaries	Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 518	—	146,610	147,128
Cash and cash equivalents held by consolidated funds			9,788	9,788
Restricted cash	5,234	—	71,975	77,209
Trading instruments, at fair value	148,423	(2,053) (2)	(29,739)	116,631
Investments:				
Mortgage loans held for sale			353,638	353,638
Mortgage loans held for investment, net of allowance			231,734	231,734
Mortgage servicing rights, net			191,519	191,519
Debt securities			27,269	27,269
Investments in unconsolidated affiliates			16,919	16,919
Investments in tax liens, at fair value			270,928	270,928
Investments held by consolidated funds			25,016	25,016
Loans to affiliates			32,057	32,057
Investments in and due from affiliates	516,876	260 (3)	(509,581)	7,555
Fees and other receivables			41,338	41,338
Goodwill and other intangible assets, net			58,698	58,698
Prepaid expenses and other assets	755	90 (4)	33,034	33,879
Securitization VIE assets, at fair value			213,818	213,818
Total assets	$ 671,806	(1,703)	1,185,021	1,855,124
Liabilities:				
Debt	$ (45,823)		(525,160)	(570,983)
Collateralized loan obligations			(321,614)	(321,614)
Trading instruments sold, not yet purchased, at fair value	(60,843)		(851)	(61,694)
Accounts payable and other liabilities	(1,627)	22 (4)	(63,461)	(65,066)
Allowance for risk-sharing and recourse obligations			(5,384)	(5,384)
Due to affiliates			(14,850)	(14,850)
Securitization VIE liabilities, at fair value			(207,983)	(207,983)
Total liabilities	$ (108,293)	22	(1,139,303)	(1,247,574)
Equity:				
Hunt Financial Securities, LLC member's equity:				
Member's equity	$ (563,513)	1,681 (5)	4,631	(557,201)
Accumulated other comprehensive (loss) income			(2,530)	(2,530)
Total Hunt Financial Securities, LLC member's equity	(563,513)	1,681	2,101	(559,731)
Non-controlling interests			(47,819)	(47,819)
Total equity	(563,513)	1,681	(45,718)	(607,550)
Total liabilities and equity	$ (671,806)	1,703	(1,185,021)	(1,855,124)

(1) The accounts of the Company's subsidiaries are not included in the financial statements of the Company in Form X-17A-5. Such accounts must be consolidated under accounting principles generally accepted in the United States of America.

(2) Included here is an adjustment related to the Company's trading instruments owned based on updates to market values from its valuation procedures.

(3) Included here is an adjustment of $0.3 million related to the Company's equity pickup. This is a non-allowable asset in the regulatory capital calculation and the change should be regarded as such.

(4) Included here is an immaterial adjustment.

(5) Included here is an adjustments to equity related exclusively to the adjustments in (2), (3) and (4) above.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(23) Segment Reporting

The Company's business segments are based on the organization structure used by management for making operating and investment decisions and for assessing performance. The Company operates in two segments: lending and non-lending. The lending segment performs mortgage loan origination and sales activities. The lending segment provides financing for a wide variety of property types, including multifamily, healthcare/ senior living, student living, office, retail, industrial, self-storage facilities and other commercial property throughout the United States. The non-lending segment provides investment management services to institutional investors in both private equity funds and managed separate accounts across various property sectors with an emphasis on the multifamily sector and also invests in various commercial real estate loans, securities, tax lien certificates, LIHTC investments, and other investments for its own account.

	(In thousands)	
	Lending	**Non-Lending**
Segment assets at December 31, 2018	$ 1,141,988	713,136
Segment goodwill at December 31, 2018	20,249	3,340
Segment liabilities at December 31, 2018	646,405	601,169

(24) Related-Party Transactions

(a) Hunt Companies Business Services

During 2018, the Company's subsidiaries had several business services agreements with Hunt Company Business Services, LLC ("HCBS"), a wholly-owned subsidiary of Hunt, whereby HCBS provided the Company's subsidiaries certain Information Technology, Treasury, Legal, Human Resources, Payroll and Tax services. Such services were generally provided on a cost plus 10% compensation model. On May 18, 2018, these agreements were terminated and the Company and its subsidiaries entered into a master shared services agreement with HCBS, whereby HCBS provides the Company and its subsidiaries certain Accounting, Financial Reporting, Tax Compliance, Human Resources, Information Technology, Cyber Security, Payroll, Treasury, Accounts Payable, Legal, Regulatory Compliance, Insurance Administration, Marketing/Communications, Facilities, and other services related to management agreements. The Company and its subsidiaries pay fixed annual amounts defined in the agreement and reimburse vendor charges or other costs that HCBS incurred to perform the services.

(b) Intercompany Notes Receivable and Payable

- As of December 31, 2018, the Company, through its subsidiary, holds two mortgage loans originated, on income producing properties for which an affiliate of HCI is the borrower. As of December 31, 2018 the outstanding principal balance of these two loans was $32.1 million.

(c) Leased Space Intercompany Agreements

The Company's subsidiaries are party to several intercompany agreements relating to leased space, including one with HCI relating to the Company's current headquarters at 230 Park Avenue, New York, NY. Effective December 21, 2018, such lease was assigned by HCI to Hunt Capital Holdings, LLC, an affiliate of the Company.

(d) HIM Related Party Business Transactions

HIM has provided investment management services for other affiliates of HCI through the normal course of business, including serving as the manager for public and private company affiliates with investments in renewable energy finance and various real estate asset classes. As of December 31, 2018, the Company had $3.9 million of accounts receivable balances with these related parties.

(e) HCP Related Party Business Transactions

Effective December 17, 2018, HCP entered into an agreement to provide management services to Hunt LIHTC Holdings, LLC, an affiliate of HCI through the normal course of business.

In accordance with the operating agreements of the funds, the Company is, through its affiliates, entitled to receive investment management fees for services in connection with the oversight of the performance of the property partnerships and the compliance by the general partners of the property partnerships of the entities with the provisions of the operating agreements, management agreements, regulatory agreements, and applicable laws. These fees are calculated in accordance with the fund operating agreements and are recognized when earned and collectability is reasonably assured. As of December 31, 2018, the outstanding balance of these fee receivables was approximately $3.0 million, which is comprised of $4.7 million of gross accounts and notes receivable, net of an allowance for doubtful accounts of $1.7 million.

(f) Syndication Fee Arrangement

In connection with the sale of its affordable housing businesses during 2015, Hunt entered into an agreement to receive certain fees related to syndication activities of HCP, formerly known as Alden Capital Partners, LLC. As a result of the HCP Acquisition during 2017, these syndication fee arrangements resulted in a $0.6 million payable to an affiliate of HFS as of December 31, 2018.

(25) Subsequent Events

Management evaluated all activity of HFS and concluded that the following subsequent events have occurred that would require disclosure in the notes to the Consolidated Statement of Financial Condition.

(a) Equity Transaction

On February 21, 2019, HFS distributed $15.0 million to its Parent.

(b) Acquisition of Peak 8 Asset Management, LLC

On January 31, 2019, a subsidiary of the Company acquired all of the outstanding membership interests in Peak 8 Asset Management, LLC ("Peak 8"), an asset management firm and registered investment advisor that focuses on alternative fixed income asset classes, in exchange for $3.4 million in cash and a long-term investment compensation award grant of $1.4 million. In conjunction with the transaction, certain members of Peak 8's management will become employees of an affiliate of the Company.

(c) Related Party Transactions

On January 31, 2019, Hunt IM Holdings, LLC ("Hunt IM"), a direct subsidiary of HFS, entered into an agreement with Hunt Amber Ownership, LLC on a $15.0 million revolving loan agreement. The maturity date is January 31, 2020 and advances bear interest at 1.0%. On January 31, 2019, Hunt IM borrowed $3.0 million on the revolving loan agreement.

On March 1, 2019, Hunt IM, a direct subsidiary of HFS, entered into an agreement with Hunt Capital Holdings, LLC on a $50.0 million revolving loan agreement. The maturity date is March 1, 2020 and advances bear interest at 1.0%. On March 1, 2019, HCH borrowed $25.0 million on the revolving loan agreement.